UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2018

Commission File Number: 000-55899

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO

(Exact Name of Registrant as Specified in Its Charter)

Avenida Prolongación Paseo de la Reforma 500

Colonia Lomas de Santa Fe

Delegación Álvaro Obregón

01219, Ciudad de México

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO

TABLE OF CONTENTS

ITEM
1.	Report on the Performance of the Business Year 2017 dated as of April, 2018.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO
By:	/s/ Hector Chávez Lopez
	Name:	Hector Chávez Lopez
	Title:	Executive Director of Investor Relations

Date: April 23, 2018

Item 1

April 2018

TO THE BOARD OF DIRECTORS OF:

Banco Santander (México), S.A.,

Institución de Banca Múltiple,

Grupo Financiero Santander México.

Dear Directors:

In my capacity of Chief Executive Officer of the Company, hereby I present to you the performance of Banco Santander (México), S.A., during the period from January 1st., to December 31, 2017.

REPORT ON THE PERFORMANCE OF THE BUSINESS

YEAR 2017

(Figures in million Mexican pesos, unless otherwise indicated)

The annual net profit of Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander México (the “Bank”) as of December 2017 was Mx$17,645, representing an increment of Mx$1,895 or a YoY increment of 12.0%.

The financial margin during 2017 amounted to Mx$55,015; an increase of Mx$6,208 or a YoY increase of 12.7% in comparison with the Mx$48,807 of year 2016; mainly due to the focus in our segments on greater margin at higher interest rates and the development of our strategic initiatives.

During 2017, preventive reserves for loan losses were created for an amount of Mx$21,409, an increase of 13.4%, or Mx$2,532 with respect to those created in December 2016; mainly due to additional reserves for two corporations and housing companies. In addition, there was a change in the mixture towards segments of higher risk.

Net commissions in 2017 amounted to Mx$15,633, which represented an increase of 5.6%, or Mx$829 with respect to 2016. This is mainly due to the result of commissions on debit and credit card, commissions on collections and payments services, technical advisory and public offers as well as account management.

Brokerage income as of December 2017 amounted to Mx$2,973, a decrease of 2.2%, or Mx$67 with respect to the amount recorded in December 2016.

Other operative income amounted to Mx$1,045, an increase of 96.8% or Mx$514 with respect to the Mx$531 recorded during the twelve months of 2016. This increase is mainly due to lower provisions for legal and tax contingencies, lower write-offs and losses, greater recoveries on loans portfolios previously reserved and the cancellation of some liabilities and reserves.

Administration expenses as of December 2017 amounted to Mx$31,215, an increase of 12.9% with respect to the figure reported on December 2016. This increase is mainly due to an increase on compensations and staff expenses, depreciations and amortizations, other administration expenses, contributions to IPAB and technology expenses.

Results from operation during 2017 increased 6.8% with respect to the previous year, due to the growth in the financial margin and commissions.

Finally, the past-due portfolio represents 2.54% of the total portfolio; the index of past-due portfolio as of December 2017 continues to reflect the growth of the loans portfolio combined with an strict model of loan rating in Banco Santander México and a continuous follow-up of the quality of the loan portfolio.

The coverage index of the past-due portfolio is 127.94%, a decrease with respect to the 135.61% recorded in 2016; the capitalization index of the Bank for year 2017 was 15.73%.

Loan Portfolio

The Bank recorded a total loans portfolio as of December 2017 for an amount of Mx$617,871. This figure represents an increase of Mx$26,443 or 4.5% with respect to the one reported in December 2016. The loan portfolio of the Bank continues to grow on a selective basis in loans to corporations, financial entities and governmental entities that represent 24.2% of the total loan portfolio as we follow our strategy of profitable growth. Consumer credit and credit card as well as loans to companies and small enterprises maintained a steady growth, supported by a resilient demand and commercial initiatives in spite of a more rigorous competition. Finally, mortgage loans continued to slow down and the increase YoY was 1.3%, mainly affected by amortization of the portfolios purchased that currently represent approximately 9.0% of the total mortgage portfolio. Excluding this effect, the increase in mortgage loans would be 4.8%.

Commercial Portfolio

Is composed by loans to trading and entrepreneurial activities as well as to governmental entities and financial institutions and represents 61.6% of the total loan portfolio. Excluding loans to governmental entities and financial institutions, the commercial portfolio represented 50.9% of the total loan portfolio in 2017.

Commercial portfolio recorded a YoY increase of 5.0%, as we keep our focus on profitability and experience greater competition. Medium and Small Enterprises Banking reported YoY increases of 10.3% and 6.1%, respectively, while corporate banking grew 3.8%. With respect to loans to Small Enterprises, they continue to reflect our strategy which consists on approaching to the bigger enterprises making an emphasis on profitability of risk weighted assets and refinancing campaigns were performed for customers with a good credit profile. Finally, loans to governmental and financial entities experienced a YoY decrement of 5.7%.

Individuals Portfolio

The individuals portfolio is composed of housing loans, consumer loans and credit cards, representing 38.4% of the total loans portfolio, and it recorded YoY growth of 6.2%, showing a resilient consumer demand and strong competition. Mortgage loans, credit cards and consumer loans represented 21.1%, 8.8% and 8.5% of the total loans portfolio, respectively.

Credit cards grew 5.5% during the year mainly supported by greater use of the entire spectrum of our credit cards as well as by the turnover derived from the season of “El Buen Fin”, although it is not fully reflected in loans growth given that an unusually high number of customers continued to repay their total balances during the year. The co-branded Santander-Aeroméxico credit card continues to show good performance and it contributes to volume growth.

Consumer loans increased 8.2% with respect to the previous year, reflecting strong performance in payroll credits which increased 10.0% on a YoY basis, taking advantage of our strong corporate franchise in corporations and companies for attracting new payroll accounts as a result of the Santander Plus program. Finally, mortgage loans continued to slow down mainly due to the amortization of the acquired portfolios and they increased 1.3% on a YoY basis. Excluding this effect, growth in mortgage loans would be 4.8% on a YoY basis.

Comprehensive Deposits

Total deposits (demand and term deposits) at the close of 2017 reached Mx$647,854, which represents a YoY growth of 9.1%. Santander México continued focusing on offering innovative products with a customer-centered approach for the segments of individuals and small enterprises, promoting the growth of deposits and resulting in increases of 19.3% and 12.6% in total deposits for such segments, respectively.

Demand deposits, at the close of 2017, reached Mx$434,345, a YoY increase of 6.8%. Demand deposits from individuals increased 11.9% as total deposits continued to improve. Term deposits reached Mx$213,509, which represents a YoY increase of 14.3%. Term deposits from individuals increased 37.6% due to improvements in interest rates.

Awards and Recognitions.

Banco Santander México as the Best Trade Provider Mexico by the Global Finance magazine

In January 2017, Banco Santander México was recognized as “Best Trade Provider Mexico” by the magazine Global Finance, for the fourth year in a row.

Banco Santander México as “The best Investment Bank in Mexico” by Euromoney

In July 8th, 2017, the team of Global Corporate Banking of Banco Santander was designated as the best Investment Banking in Mexico by the magazine Euromoney.

Leaders in Financing of Energy Projects in Mexico

Santander is the first commercial bank to carry out financing of what will be the largest wind farm in Latin America, which makes the Bank a leader and model in financing in the energy sector in Mexico. The teams of Project Finance, Export Trade Finance Mexico and Export Trade Finance Global structured the financing of the wind farm Parque Eólico Reynosa III, located in Tamaulipas, México.

Third Place in the Category of Best Team of Investor Relations by Institutional Investor

The team of Investor Relations received the recognition of third place as the best team of Investor Relations by the magazine Institutional Investor; the survey reflects the opinion of 671 investors and 301 sell-side analysts specialized in Latin America.

Relevant Events.

Among the most relevant events, the following stand out:

Banco Santander México hired Ángel Rivera Congosto as Vice-President of Commercial Banking

On March 21, 2017, Banco Santander México announced the recruitment of Mr. Ángel Rivera Congosto as Vice-President of Commercial Banking from April; reporting to Mr. Héctor Grisi Checa. Mr. Rivera replaced Francisco Javier Hidalgo Blázquez, who joined Banco Santander S.A. to be the head of Retail Banking in Spain.

Banco Santander México announced the retirement of Mr. Pedro José Moreno Cantalejo, Vice-President of Finance and Administration after 30 years in Grupo Santander

On March 31, 2017, Banco Santander México announced that Mr. Pedro José Moreno Cantalejo resigned from his position as Vice-President of Finance and Administration, effective as of such date, after 30 years of working with the Santander Group, and more than 12 years at Santander México. His activities and responsibilities were assumed by different officers.

Banco Santander México was designated as a Multiple Banking Institution of Local Systemic Relevance Level III for the second year in a row by the CNBV

On April 10, 2017; Banco Santander (México), S.A. Institución de Banca Múltiple, Grupo Financiero Santander México was designated as a Multiple Banking Institution of Local Systemic Relevance of Level III for the second year in a row by CNBV.

The supplement of capital maintenance applicable to Banco Santander México continues to be 1.20%, in addition to the 10.5% of the current minimum capitalization index required. Said supplement may be constituted gradually within a maximum term of four years from 2016; i.e., Banco Santander México shall have a capitalization index of 11.7% in 2019.

Taking into consideration the current capital indexes and that the requirement of additional supplement is to be fulfilled gradually, Banco Santander México reported on December 31, 2016 a capitalization index of 15.74%, which means that Banco Santander México currently complies with such requirement.

Launching of "Súper Wallet"

On July 24, the launching of Súper Wallet was carried out. It is an application that allows the customer to have complete control over his/her debit and credit cards. We aim to make it easier for the customers to have access to transactional products from the same place. This payment means will allow our customers to carry out payments from their mobile devices in different physical establishments.

Banco Santander México launched "Tuiio" a program of financial inclusion for low-income individuals

On October 16, 2017, Banco Santander México announced the launching of "TUIIO" a program of financial inclusion for low-income individuals. "Tuiio", with its own operative model, infrastructure and brand, is a strong program of financial inclusion that takes advantage of technology for supporting the low-income segment in Mexico. Its purpose is to generate a measurable social impact via productive microcredits, an account of digital savings, its own branch network, staff, ATMs, POS terminals and electronic banking. The initiative includes a program of financial education for customers, in order to maximize their abilities and to develop their potential.

Resolutions adopted by the board of directors of Banco Santander México

On October 26, 2017, Banco Santander México announced the following resolutions adopted by its boards of directors:

-	Corporate Restructuring. It was approved to call an Ordinary and Extraordinary General Stockholders' Meeting of the Bank in order to propose to stockholders a corporate restructuring involving Santander México and its financial entities members of Grupo Financiero Santander Mexico, as parent company of the Group and affiliate of Banco Santander, S.A. (Parent company). It was explained that the corporate restructuring was subject to the approval by the Meeting and the corresponding corporate, regulatory and governmental authorizations. The purpose of the restructuring was to comply with the provisions issued by the European Central Bank that stipulate that, for capitalization purposes at consolidated level, a minority interest shall only be taken into account if such investments correspond to entities authorized to receive resources via deposits and its capital is regulated.

-	Sale of the Custody Business. Banco Santander México approved the sale of its custody business to Banco S3 México, S.A., Institución de Banca Múltiple, subsidiary of Banco Santander, S.A. (Parent company). To this end, it was announced that the estimated price of sale of such business was approximately Mx$850 million; which was confirmed, from a financial point of view, by an independent expert.

-	New Technology Model (IT). Banco Santander México has decided to create a new model of technology operation (IT) that boosts the business in a more agile and flexible manner and completely aligned with the local needs of the business without wasting the advantages of being a member of a Global Group. As part of the new model of IT operation, the Bank will acquire all the stocks of the entity named Isban México, S.A. de C.V., currently an indirect subsidiary of Banco Santander, S.A. (Parent Company) where the majority stockholder is Ingeniería de Software Bancario, S.L. the price of this transaction according to the assessment performed was Mx$225 million plus the stockholders' equity as of the closing date.

Banco Santander México as successor of Grupo Financiero Santander México announced the exchange of stocks certificates, beginning of stock market listing and change of ticker symbol to “BSMX” in the Mexican Stock Exchange (BMV).

On January 18, 2018, Banco Santander México as successor of Grupo Financiero Santander México announced the upcoming exchange of stocks certificates, beginning of stock market listing and change of ticker symbol to “BSMX” in the BMV.

-	Pursuant to the terms of the notice of exchange of stocks published on that same date, stockholders of Grupo Financiero Santander México, the merged company, received one (1) stock of Banco Santander México, the surviving company and successor of Grupo Financiero Santander México, for each stock they held of Grupo Financiero Santander México; consequently, stockholders of Grupo Financiero Santander México have become stockholders of Banco Santander México.

-	Due to the above and pursuant to the terms approved by the corresponding stockholders' meetings, on January 29, 2018 the stocks representing the capital stock of Grupo Financiero Santander México, the merged company, ceased to be listed on the BMV, the stocks of Banco Santander México began trading on the BMV under the ticker symbol “BSMX”, and thus, the merger was fully completed.

-	In addition, it was informed that the initial listing price of the stocks of Banco Santander México on the first day in BMV was the same as the listing price of stocks of Grupo Financiero Santander México at the close of the previous business day. Likewise, all the transactions performed with stocks of Grupo Financiero Santander during January 25 and 26, 2018 were settled 24 hours and same-day, respectively.

-	From January 29, 2018, Banco Santander México replaced Grupo Financiero Santander México in all indexes of the BMV where Grupo Financiero Santander México was included up to that day.

Ratings:

Banco Santander México	Fitch Ratings	Moody’s
Global Scale
Foreign Currency
Long Term	BBB+	A3

Short Term	F2	P-2

Domestic Currency
Long Term	BBB+	A3

Short Term	F2	P-2

National Scale
Long Term	AAA(mex)	Aaa.mx

Short Term	F1+(mex)	Mx-1

Viability Rating (VR)	bbb+	N/A

Support Rating (SR)	2	N/A

Counterparty Risk Rating (CR)
Long Term	N/A	A2 (cr)

Short Term	N/A	P-1 (cr)

Basic Credit Risk Assessment (BCA)	N/A	baa2

Adjusted Basic Credit Risk Assessment (BCA)	N/A	baa1

Perspective	Estable	Negativa

International Issues

Subordinated Notes Tier 2 under Basel III expiring on 2024	BBB-	Baa3

Senior notes expiring on 2022	BBB+	A3

Last publication:	Jan-29-18	Jan-23-18

Banco Santander México	Fitch Ratings	Moody’s

Perpetual non-preferred subordinated debentures convertible into stocks (AT1)
Global Scale
Foreign Currency
Long term	BB	Ba1 (hyb)
Domestic Currency
Long term	N/A	Ba1(hyb)
National Scale
Long term	N/A	A1.mx (hyb)

Last publication:	Aug-9-17	Jan-23-18

Santander Consumo	Fitch Ratings
Escala nacional
Long term	AAA (mex)

Short term	F1+ (mex)

Perspective	Stable

Last publication:	Aug-9-17

Stockholders' Meetings.

Ordinary and Extraordinary Annual Stockholders' Meeting

On April 28, 2017, the Company carried out the Ordinary and Extraordinary Annual Stockholders Meeting which, among other agreements, approved the following:

•	Given that the consolidated financial statements approved by the Meeting reported a net income for year 2016 that amounted to Mx$15,750, the following distribution would be performed:

I.	The individual income of the Company, for an amount of Mx$11,926, to the account of Income from Previous Years.

II.	The net income of the year of the subsidiaries of the Company, for an amount of Mx$3,824, to the account of Income from Previous Years.

•	Declaration of the payment of a cash dividend to the stockholders of the Company for an amount of Mx$4,234 million, which was paid on May 30, 2017.

•	The confirmation of the Board of Directors, which is constituted as follows:

Non-Independent "F" Series Directors
Mr. Marcos Martínez Gavica	Proprietary Director
Mr. Héctor Blas Grisi Checa	Proprietary Director
Mr. Rodrigo Echenique Gordillo	Proprietary Director
Mr. Fernando Borja Mujica	Alternate Director

Mr. Ángel Rivera Congosto	Alternate Director
Mr. Vittorio Corbo Lioi	Alternate Director
Independent "F" Series Directors
Mr. Guillermo Güemez García	Proprietary Director
Mr. Joaquín Vargas Guajardo	Proprietary Director
Mr. Juan Gallardo Thurlow	Proprietary Director
Mr. Antonio Purón Mier y Terán	Proprietary Director
Ms. Gina Lorenza Diez Barroso Azcárraga	Alternate Director
Mr. Eduardo Carredano Fernández	Alternate Director
Mr. Jesús Federico Reyes Heroles González Garza	Alternate Director
Independent "B" Series Directors
Mr. Fernando Ruíz Sahagún	Proprietary Director
Mr. Alberto Torrado Martínez	Proprietary Director
Mr. Enrique Krauze Kleinbort	Alternate Director
Mr. Guillermo Francisco Vogel Hinojosa	Alternate Director

Ordinary and Extraordinary General Stockholders' Meeting

On December 8, 2017, Banco Santander México announced that, on that date, its Ordinary and Extraordinary General Stockholders' Meeting was carried out and it approved, among other resolutions, the following:

a)	The Bank approved the declaration of the payment of a cash dividend for an amount of Mx$4,676 million which was paid on December 27, 2017. Such payments were performed according to the number of shares owned by each stockholder.

b)	The Merger of Grupo Financiero Santander México, as merged company, with Banco Santander México, as surviving company; consequently, the stockholders of Grupo Financiero became stockholders of the Bank. Likewise, it was approved that Banco Santander, S.A. (Parent Company) create a new financial group in Mexico (the "New Financial Group ") and, at the same time, the transfer by Banco Santander S.A. (Parent Company) of the stocks of the Bank it owned as a result of the merger to the New Financial Group. In turn, the Bank sold 99.99% of the stocks of the Casa de Bolsa Santander it owned as a result of the merger to the New Financial Group. Likewise, as a consequence of the sale of the stocks of Casa de Bolsa to the New Financial Group, the Bank and Casa de Bolsa executed a collaboration agreement stipulating the guidelines between both companies, on the understanding that Casa de Bolsa shall only perform those transactions and services the Bank, under the current laws, cannot perform, including acting as a underwriter and the exchange of stocks of societies registered in the National Registry of Securities.

Subsidiaries of the Bank

Santander Consumo, S.A. de C.V. Sociedad Financiera de Objeto Múltiple, Entidad Regulada

In the Ordinary and Extraordinary Annual General Stockholders' Meeting of April 28, 2017, it was approved that the net profit reported in the financial statements of the SOFOM (financial Company of multiple purpose) during year 2016 for an amount of Mx$2,863, the following distribution would be performed:

a.	From the net profit of the year, Mx$286 that represent the 10% of the income of the year would be applied to the account of "Legal Reserve".

b.	The remaining Mx$2,577 would be applied to the account "Results from previous years".

c.	The ratification of the board of directors, to be constituted as follows:

SANTANDER CONSUMO, S.A. DE C.V., SOFOM E.R., GFSM
Proprietary	Alternate
Non-independent Directors
Mr. Marcos Alejandro Martínez Gavica	Mr. Vittorio Corbo Lioi
Mr. Héctor Blas Grisi Checa	Mr. Rodrigo Brand de Lara
Mr. Rodrigo Echenique Gordillo	Mr. Fernando Borja Mujica
Mr. Ángel Rivera Congosto	Mr. Jorge Alfaro Lara
Independent Directors
Mr. Guillermo Güemez García	Ms. Gina Lorenza Diez Barroso Azcárraga
Mr. Joaquín Vargas Guajardo	Mr. Eduardo Carredano Fernández
Mr. Fernando Ruíz Sahagún	Mr. Guillermo Francisco Vogel Hinojosa
Mr. Alberto Torrado Martínez	Mr. Jesús Federico Reyes Heroles González Garza
Mr. Antonio Purón Mier y Terán	Mr. Enrique Krauze Kleinbort
Mr. Juan Ignacio Gallardo Thurlow

d.	The payment of a cash dividend to the stockholders of the SOFOM from the account "Income from previous years" for an amount of Mx$1,862, which was paid on May, 2017.

Santander Vivienda, S.A. de C.V. Sociedad Financiera de Objeto Múltiple, Entidad Regulada

In the Ordinary and Extraordinary Annual General Stockholders' Meeting carried out on April 28, 2017, it was agreed that of the net loss the financial statements of the SOFOM reported for the 2016 for an amount of Mx$81 million, the following distributions would be made:

a.	The net loss for the amount of Mx$81 would be applied to the account "Result from previous years".

b.	The ratification of the Board of Directors, to be constituted as follows:

SANTANDER VIVIENDA, S.A. DE C.V., SOFOM E.R., GFSM
Proprietary	Alternate
Non-Independent Directors
Mr. Marcos Alejandro Martínez Gavica	Mr. Vittorio Corbo Lioi
Mr. Héctor Blas Grisi Checa	Mr. Rodrigo Brand de Lara
Mr. Rodrigo Echenique Gordillo	Mr. Fernando Borja Mujica
Mr. Angel Rivera Congosto	Mr. Carlos Hernández Suárez
Independent Directors
Mr. Guillermo Güemez García	Ms. Gina Lorenza Diez Barroso Azcárraga
Mr. Joaquín Vargas Guajardo	Mr. Eduardo Carredano Fernández
Mr. Fernando Ruíz Sahagún	Mr. Guillermo Francisco Vogel Hinojosa
Mr. Alberto Torrado Martínez	Mr. Jesús Federico Reyes Heroles González Garza
Mr. Antonio Purón Mier y Terán	Mr. Enrique Krauze Kleinbort
Mr. Juan Ignacio Gallardo Thurlow

c.	The payment of a cash dividend to the stockholders of the SOFOM from the account of "Results from previous years" for an amount of Mx$1,303 million, which was paid on May, 2017.

By unanimous resolution of November 27, 2017, it was agreed that net income reported in the financial statements of the SOFOM during 2016 fiscal year in the amount of $666 million would be used for the following applications:

a)    Net income obtained in the exercise, the amount of $66 billion pesos equivalent to 10% of the profit for the period, to the "Legal reserve" account.

b)    The rest of the net income, in the amount of $600 million to 'Results from prior periods' account.

Santander Inclusión Financiera, S.A. de C.V., Sociedad Financiera de Objeto Múltiple, Entidad Regulada.

On July 31, 2017, Santander Inclusión Financiera, S.A. de C.V., Sociedad Financiera de Objeto Múltiple, Entidad Regulada was incorporated.

As a result of this incorporation, the Bank owns 99.99% of the share capital.

The main activity is the granting of loans to people in the popular sector in order to have a social impact through competitive bidding in the microcredit sector.

Finally, I wish to thank the Directors for their confidence in me, and I reiterate my commitment to achieve the projects and goals set for the good performance of the Company.

Regards,

Héctor Blas Grisi Checa

Executive President and General Director

Banco Santander (México), S.A.,

Institución de Banca Múltiple,

Grupo Financiero Santander